Proposal:
1. To elect the following Directors, effective July 31, 2003:
	                Votes in
                        Favor of	Votes
                                        Against
1) Michael Bozic	10,331,119	192,315
2) Charles A. Fiumefreddo	10,331,969	192,465
3) Edwin J. Garn	10,331,969	192,465
4) Wayne E. Hedien	10,331,969	192,465
5) James F. Higgins	10,331,969	192,465
6) Dr. Manuel H. Johnson	10,331,969	192,465
7) Philip J. Purcell	10,331,969	192,465